Exhibit (a)(vii)

                                     Example
                               Confirmation Letter


Name:
Date:

Listed below is the original grant detail for those options that you have successfully elected to participate in the Stock Option Exchange Program. These options have been cancelled as of June 20, 2002. You should be aware that the cutoff price for determining which options were eligible to participate in this program was $xx.xx. If you selected any options to participate in the program with an exercise price lower that this price, such options are ineligible to participate and are, therefore, excluded from the list below.

This letter also evidences your right to receive on December 23, 2002, Replacement Options to purchase such number of shares of our Common Stock as set forth below under "Replacement Options," subject to the terms and conditions set forth in the Offer to Exchange, dated May 22, 2002, as amended and supplemented.

Grant         Grant           Grant          Outstanding           Replacement
Date          Type            Price             Shares                 Options